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                             UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 9)*

                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 9)*

                           Corel Corporation
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                            (Name of Issuer)

                         Common Stock, no par value
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                        (Title of Class of Securities)

                                 218680-10-9
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                               (CUSIP Number)

                                 Eric Smith
   Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada  K1Z 8R7
                               (613) 728-0826
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                July 1, 1999
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box _ .

Check the following box if a fee is being paid with the statement _ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities descried in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions to the Act (however, see the Notes).
                               (1 of 4)
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

                               SCHEDULE 13D
CUSIP No.  218680-10-9                                       Page 2 of 4 Pages

 1    NAME OF REPORTING PERSON                                    Novell, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVER PERSON           87-0393339
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) __
                                                                       (b) __
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 3    SEC USE ONLY
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 4     SOURCE OF FUNDS                                                    OO
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                               __
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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NUMBER OF           7    SOLE VOTING POWER                           2,380,800
SHARES            ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                                 0
OWNED BY EACH     ------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER                      2,380,800
PERSON            ------------------------------------------------------------
WITH               10    SHARED DISPOSITIVE POWER                            0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,380,800
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              __
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                3.83 %
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14    TYPE OF REPORTING PERSON*                                             CO
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                                  (2 OF 4)
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
*SEE INSTRUCTIONS BEFORE FILING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-17 (INCLUDING EHXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This Schedule 13D relates to Common Stock, no par value, of Corel Corporation, a Canadian corporation (Corel). The principal executive offices of Corel are located at 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7, telephone
(613) 728-0826.

Item 2.  Identity and Background.

This Schedule 13D is filed by Novell, Inc., a Delaware corporation, whose corporate address is 122 East 1700 South, Provo, Utah 84606. Novell is the leading network software provider worldwide.

Item 3.   Source and Amount of Funds or Other Consideration.

Novell, Inc. acquired 9,950,000 shares of the Common Stock, without par value per share (the Shares) of Corel in exchange for certain assets associated with a line of software products known as WordPerfect and related products.

Item 4.  Purpose of Transaction.

Novell acquired the Share in connection with its sale (the Sale) to Corel of a line of software products known as WordPerfect and related products. As a part of the Agreement, Novell is entitled to a nominee to the Board of Directors of Corel. (With this exception, Novell has no plans or proposals which would relate to or would result in any of the items listed in Item 4.)

On June 1, 2, 3, 7, 8, 10, 14, 15, 16, 16, 17, 21, 22, 23, 28, 29, and 30
1999, 35,000, 11,000, 16,500, 9,200, 90,000, 140,000, 25,000, 9,000, 91,000,
50,000, 25,000, 190,000, 129,000, 415,000, 125,000, 30,000, and 125,000 shares respectively were sold at an average price per day, per share of $2.90625, $2.90625, $2.90625, $2.90625, $2.9078, $3.197, $3.3056, $3.28125, $3.3156,
$3.3866, $3.5, $3.9826, $3.9877, $3.6922, $3.938, $3.8698, and $3.78
respectively.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Novell beneficially owns 2,380,800 shares of Corel Common Stock or approximately 3.83 percent of the issued and outstanding shares of Corel's Common Stock.

(b) Novell has sole power to vote and dispose of 2,380,800 shares of Corel Common Stock held of record in the corporation s name.

(c) Other than as described above in response to Item 4 hereof, there were no Corel Common Stock transactions effected by Novell during the 60-day period preceding the date set forth on the cover except for the 399,500 shares that were sold during May as reported in the 13D dated June 14.

(d)  Not applicable.

(e) As of June 23, 1999 Novell ceased to be a beneficial owner of more than five percent of the class of securities.

                             (3 of 4)
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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted under Item 4 above, concurrently with the consummation of the Sale, a nominee of Novell has appointed to the Board of Directors of Corel. Currently Novell has declined this entitlement and does not have a representative on the Board of Directors.

Item 7.  Material to Be Filed as Exhibits.

None


                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 6, 1999


                            /s/ Betty DePaola
                            ------------------------------
                            Novell, Inc.
                            Betty DePaola, Assitant Corporate Secretary

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